UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 17, 2014

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS AG announces intention to apply to delist its shares from the New York Stock Exchange and the SIX Swiss Exchange

Zürich/Basel | 17 Dec 2014, 06:44 | Media Releases | Media Releases Global | Media Releases Americas | Media Releases APAC | Media Releases EMEA | Media Releases Switzerland | UBS News | Investor Releases

Disclaimer:

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (the “EEA”) should not subscribe for or purchase any transferable securities referred to in this announcement except, in the case of the exchange offer during the additional acceptance period, on the basis of information contained in or incorporated by reference in the prospectus approved by the Central Bank of Ireland and published in connection with such public offering of UBS Group AG shares in the additional acceptance period (the “EU AAP Prospectus”), in Ireland, and following passporting, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. The EU AAP Prospectus is available at www.ubs.com/exchangeoffer.

Zurich/Basel, 17 December 2014 – The board of directors of UBS AG has resolved to apply to delist the UBS AG shares from the New York Stock Exchange (“NYSE”). It has also resolved to apply to delist UBS AG shares from the SIX Swiss Exchange, with the delisting conditional upon the completion of either a SESTA squeeze-out procedure or, if applicable, a squeeze-out merger.

The board of directors of UBS AG authorized these actions in connection with the ongoing implementation of a plan to establish UBS Group AG as the group holding company. This decision follows the share-for-share exchange offer and subsequent private exchanges with various shareholders and banks in Switzerland and elsewhere outside the United States, through which UBS Group AG has acquired 96.68% of UBS AG shares.

In accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and the rules of the NYSE, UBS AG is today providing a written notice to the NYSE of its intent to delist its shares. UBS AG also intends to file a Form 25 in January 2015 with the SEC to effect the delisting. Delisting from the NYSE pursuant to the Form 25 is expected to become effective in January 2015.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-200212) and into each prospectus outstanding thereunder, (2) the registration statements of UBS Group AG on Form F-4 (Registration Number 333-199011) and Form S-8 (Registration Numbers 333-200634, 333-200635, 333-200641 and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: December 17, 2014